SECOND AMENDMENT TO THE

MEMBER CONTROL AGREEMENT OF

HERON LAKE BIOENERGY, LLC

(AS PREVIOUSLY AMENDED AUGUST 30, 2011 AND MARCH 19, 2014)

This SECOND AMENDMENT TO THE MEMBER CONTROL AGREEMENT OF HERON LAKE BIOENERGY, LLC (the Member Control Agreement of Heron Lake BioEnergy, LLC, as amended through August 30, 2011, and as further amended by that certain First Amendment to the Member Control Agreement, collectively referred to as the “Member Control Agreement”), is adopted and approved effective as of the 22nd day of March, 2017, by the affirmative vote of a Majority in Interest of the Members of Heron Lake BioEnergy, LLC (the “Company”) pursuant to Section 322B.37 of the Minnesota Statutes and pursuant to Section 9.1 of the Member Control Agreement of the Company at a meeting of the Members held on March 22, 2017.

The Member Control Agreement is amended as follows:

Formation and Agreement.

The original Members have caused the Company to be formed as a Minnesota limited liability company pursuant to the provisions of the Chapter 322B of the Minnesota Statutes Act. The Members hereby agree that this Agreement constitutes the “member control agreement” within the meaning of Section 322B.37 of Chapter 322B and the “operating agreement” within the meaning of Section 322C.0102(17) of Chapter 322Cthe Act. From and after March 22, 2017, the rights and liabilities of the Members under the Agreement shall be as provided by the Minnesota Revised Uniform Limited Liability Act, Chapter 322C of the Minnesota Statutes, which such election was approved by the Members at a duly called meeting of the Members held on March 22, 2017. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provisions, this Agreement, to the extent permitted by the Act, shall control.

Amendment to Section 1.1

Section 1.1 is hereby deleted in its entirety and replaced with the following:

1.1Formation and Agreement.

The original Members have caused the Company to be formed as a Minnesota limited liability company pursuant to the provisions of the Chapter 322B of the Minnesota Statutes Act. The Members hereby agree that this Agreement constitutes the “member control agreement” within the meaning of Section 322B.37 of Chapter 322B and the “operating agreement” within the meaning of Section 322C.0102(17) of Chapter 322Cthe Act. From and after March 22, 2017, the rights and liabilities of the Members under the Agreement shall be as provided by the Minnesota Revised Uniform Limited Liability Act, Chapter 322C of the Minnesota Statutes, which such election was approved by the Members at a duly called meeting of the Members held on March 22, 2017. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provisions, this Agreement, to the extent permitted by the Act, shall control.

Amendment to Section 1.13

Section 1.13 is hereby amended by deleting, in their entirety, the definitions of “Act” and “Board” contained therein, and replacing such definitions with the following:

“Act” means the Minnesota Limited Liability Company Act as set forth in Chapter 322B of the Minnesota Statutes Annotated (commencing with Section 322B.01), as amended from time to time (or any corresponding provision or provisions of any succeeding law). Effective on and after March 22, 2017, “Act” shall mean the Minnesota Revised Uniform Limited Liability Act, Chapter 322C of the Minnesota Statutes, as amended from time to time (or any corresponding provision or provisions of any succeeding law).

“Board” means collectively the persons who are named as Governors of the Company in or designated or elected as Governors pursuant to this Agreement. “Governor” or “Governors” means any such person or persons.  A Governor shall mean a “Governor” as that term is used in Chapter 322B and a “Manager” as that term is used in Chapter 322C of the Minnesota Statutes.

Amendment to Section 8.3

Section 8.3 is hereby deleted in its entirety and replaced with the following:

(a) Tax Elections. The Board shall, without any further consent of the Members being required (except as specifically required herein), make any and all elections for federal, state, local, and foreign tax purposes including, without limitation, any election, if permitted by applicable law: (i) to make the election provided for in Code Section 6231(a)(1)(B)(ii) or take any other action necessary to cause the provisions of Code Sections 6221 through 6231 to apply to the Company, as amended by the Bipartisan Budget Act of 2015 (“BBA”) [refers to election by certain “small partnerships” that are not covered by the TEFRA audit rules to have such rules apply to them] (ii) to adjust the basis of Property pursuant to Code Sections 754, 734(b) and 743(b), or comparable provisions of state, local or foreign law, in connection with Transfers of Units and Company distributions; (iii) with the consent of all of the Members, to extend the statute of limitations for assessment of tax deficiencies against the Unit Holders with respect to adjustments to the Company’s federal, state, local or foreign tax returns; and (iv) to the extent provided in Code Sections 6221 through 6231, as amended by the BBA, and similar provisions of federal, state, local, or foreign law, to represent the Company and the Unit Holders before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company or the Unit Holders in their capacities as Unit Holders, and to file any tax returns and execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Unit Holders with respect to such tax matters or otherwise affect the rights of the Company and the Unit Holders. The Board shall designate a qualifying Member to act as the tax matters partner within the meaning of and pursuant to Regulations Sections 301.6231(a)(7)-1 and —2 (prior to its amendment by the BBA) or any similar provision under state or local law.  Such “tax matters partner” shall become the “partnership representative” within the meaning of Section 6223(a) of the Code (as amended by the BBA) as in effect for the tax years beginning on or after January 1, 2018.

(b) Tax Information. Necessary tax information shall be delivered to each Unit Holder as soon as practicable after the end of each Fiscal Year of the Company but not later than five (5) months after the end of each Fiscal

Year.

(c) Tax Returns and Tax Deficiencies. Each Unit Holder agrees that such Unit Holder shall not treat any Company item inconsistently on such Unit Holder's federal, state, foreign, or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Unit Holder (including penalties, additions to tax, or interest imposed with respect to such taxes and taxes imposed pursuant to Code Section 6226 as amended by the BBA) will be paid by such Unit Holder and if required to be paid (and actually paid) by the Company, will be recoverable from such Unit Holder as provided in Section 4.2.

Amendment to Section 14.3

Section 14.3 is amended by adding the following after the last sentence thereof:

Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under the Act, but if any provision of this Agreement, or the application thereof to any Person or under any circumstances, shall be invalid or unenforceable to any extent under the Act, such provision shall be deemed severed from this Agreement with respect to such Person or such circumstance, without invalidating the remainder of this Agreement or the application of such provision to other Persons or circumstances, and a new provision shall be deemed to be substituted in lieu of the provision so severed which new provision shall, to the extent possible, accomplish the intent of the parties hereto as evidenced by the provision so severed.